September 2, 2009

Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  29549

RE:	Save The World Air, Inc. (the “Company”)
File No. 000-29185
Form 10-K: for the fiscal year ended December 31, 2008
Form 10-Q: for the quarterly period ended June 30, 2009

Dear Ms. Shenk:

This shall serve as our responses to the comments set forth in your letter to the Company, dated August 21, 2009, related to the above-referenced filings.  The responses below are numbered to correspond with the comments contained in your letter.

Form 10-K: for the fiscal year ended December 31, 2008 (the “Form 10-K”)
Item 9A(T): Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 37.

1. The referenced Form 10-K will be amended to state and conclude that disclosure controls and procedures were ineffective as of December 31, 2008.  The Form 10-K will also be amended to state that disclosure controls and procedures are defined in Rule 13(a)-15(e) of the Securities Exchange Act of 1934.

2. The Company’s Form 10-K will be amended to provide the required management’s report on internal control over financial reporting.

3. The Certifications of the Company’s Principal Executive Officer and Principal Financial Officer will be amended to include the full introductory language of paragraph 4 and the language of paragraph 4(b), as outlined in Item 601(b)(3) of Regulation S-K.

We also acknowledge the following:

(a)	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions or comments.  Thank you for your assistance.

Very truly yours,

SAVE THE WORLD AIR, INC.

By: /s/ Eugene E. Eichler
Eugene E. Eichler, Interim Chief Financial Officer

cc:  Cecil Kyte, Chief Executive Officer (via e-mail)